FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
 (Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of a press release issued by Ultrapetrol (Bahamas) Limited on November 14, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

By:	/s/ Leonard J. Hoskinson
Name:	Leonard J. Hoskinson
Title:	Chief Financial Officer

Dated: November 14, 2012

Exhibit 1

ULTRAPETROL REPORTS FINANCIAL RESULTS
FOR THIRD QUARTER 2012

NASSAU, Bahamas, November 14, 2012 -- Ultrapetrol (Bahamas) Limited (NASDAQ: ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), today announced financial results for the third quarter ended September 30, 2012.

Third Quarter 2012 and subsequent events highlights:

●	Recorded third quarter 2012 revenues of $82.8 million;

●
Recorded adjusted EBITDA before financial loss and other financial expense of $9.8 million in the third quarter of 2012;  1 which includes adjusted negative EBITDA of ($0.3) million from our River Business segment, adjusted EBITDA of $6.3 million from our Offshore Supply Business segment, and adjusted EBITDA of $3.8 million from our Ocean Business segment. After including $(0.7) million from financial loss and other financial expense (mainly attributable to foreign currency exchange variance), our adjusted consolidated EBITDA for the third quarter of 2012 was $9.1 million;

●
Total adjusted net loss and adjusted net loss per share of $(11.5) million and $(0.39), respectively, in the third quarter of 2012, which excludes a $(0.5) million loss for deferred taxes on an unrealized foreign currency exchange gain on U.S. dollar-denominated debt of our Brazilian subsidiary in our Offshore Supply Business. 2 Including the effect of this loss and excluding the effect of the gain related to the sale of six dry barges which were subsequently leased back to the Company (for accounting purposes such gain will deferred over the term of the lease up to the present value of the lease payments), the net loss and net loss per share are $(12.9) million and $(0.44) per share, respectively;

●
On November 13, 2012, the Company entered into an Investment Agreement with Sparrow Capital Investments Ltd. Under the terms of the agreement, Southern Cross will purchase approximately $220 million of newly issued common stock at a purchase price of $2.00 per share. Immediately after the close of the transaction, Southern Cross will own approximately 78.38% of the outstanding common shares of Ultrapetrol. The agreement is subject to certain closing conditions, including but not limited to a waiver by holders of certain repurchase rights pursuant to the Company's Convertible Senior Notes due 2017 indenture.  If all such conditions are satisfied, including the waiver from such noteholders of their repurchase rights which may or may not be received, then the agreement is expected to close in December 2012 (for complete details of the transaction please refer to the Company's 6-K filed earlier);

●	Third quarter 2012 Adjusted EBITDA for our Offshore Supply Business segment increased 12% to $6.3 million as compared to $5.6 million in the same period of 2011;

●
The Company has nine vessels operating in its Platform Supply Vessel, or PSV, fleet. On August 10, 2012, our recently delivered newly built PSV, UP Jade, commenced operations in Brazil under a long term time charter with Petrobras.

●
During the third quarter 2012, we received the sixth re-engined pushboat, Cavalier XII, and continued with the re-engining works of our seventh pushboat included in the re-engining program. We expect the seventh pushboat will be operational in March 2013 with which 68% of this program will be executed;

●
During the third quarter of 2012 we entered into a Master Agreement whereby we agreed to build and sell from our Punta Alvear yard a second set of seven newly built jumbo dry barges and seven newly built jumbo tank barges to a third party for export to Colombia; and

●	During the third quarter of 2012 we delivered from our barge building facility nine barges related to the barge building contracts entered into with two third parties during the second quarter 2012.

1  For a reconciliation of non-GAAP measures, please see the tables included under the supplemental information section of this release.
2  For a detailed explanation of these adjustments and other adjustments elsewhere in this release, see "Overview of Financial Results" and the tables included under the Supplemental Information section of this release

Felipe Menéndez, Ultrapetrol's President and Chief Executive Officer, stated, "The Company has entered into an Investment Agreement with Southern Cross Group through which, provided certain conditions are satisfied, the Company will receive a $220.0 million capital infusion. We are pleased to have entered into this transaction which enables us to continue with the implementation of our growth plan and strengthens our balance sheet. Southern Cross Group has strong leadership capabilities and a successful track record of partnering with companies that operate in Latin America."

Mr. Menéndez continued, "While it has been a very difficult year for our River Business because of the severe drought the new planting season has commenced very successfully and experts anticipate very strong crops in the regions we serve for 2013. Our new building yard has achieved high productivity levels and is fully employed building barges for us and third parties. In our Offshore Supply Business, we have completed financing for two of the last four PSVs in our newbuild program and expect to have the balance of the program fully financed by early 2013."

Mr. Menéndez concluded, "We look forward to a strong 2013 with an expanded and fuel efficient river fleet in operation which we expect will meet high transportation demand and a very modern offshore fleet now enhanced by the delivery of new vessels as well as higher time charter rates and a good performance of our ocean feeder container service."

Overview of Financial Results

Total revenues for the third quarter 2012 were $82.8 million as compared with $80.0 million in the same period of 2011.

Adjusted EBITDA for the third quarter 2012 was $9.1 million as compared with $13.3 million in the same period of 2011. For a reconciliation of adjusted EBITDA to cash flows from operating activities, please see the tables at the end of this release.

Adjusted net loss for the third quarter of 2012 was $(11.5) million, or $(0.39) per share as compared with net loss of $(2.9) million, or $(0.10) per share, during the same period of 2011. Third quarter 2012 adjusted net loss excludes a $(0.5) million loss for deferred taxes on an unrealized foreign currency exchange gain on U.S. dollar-denominated debt of our Brazilian subsidiary in the Offshore Supply Business and includes a $0.8 million gain related to the sale of six dry barges which were leased back to the Company (for accounting purposes such gain will be deferred over the term of the lease up to the present value of the lease payments). Without these adjustments, the net loss for the third quarter of 2012 was $(12.9) million, or $(0.44) per share.

Len Hoskinson, Ultrapetrol's Chief Financial Officer, said, "To date, 2012 has been a challenging year due to the drought related weather effects in our River Business. Third party sale of barges from our new building yard have partially compensated this effect. In our Offshore Supply Business, we have concluded a $42.0 million post-delivery financing on our UP Jade and UP Amber with DVB Bank America NV and NIBC. We expect to complete the remaining two vessels, UP Pearl and UP Onyx, which will be delivered in 2013."

Business Segment Highlights

River

Third quarter 2012 River Business segment adjusted EBITDA decreased to a $(0.3) million loss from an $8.3 million gain when compared to the same period of 2011. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

This quarter's result had a combined effect of a severe drought that affected the soybean production in the region earlier in the year which reduced significantly the volumes of soy products transported and by lower than usual water levels in the Upper Paraguay River which translated into a 27% decrease in the volume of cargo transported in the third quarter of 2012 as compared with the same period of 2011.

Our operating costs in the River Business, particularly manning and maintenance costs, have been impacted by salary increases and by inflationary pressure on costs not adjusted by a proportional devaluation of the local currencies with respect to the U.S. dollar.

According to the United States Department of Agriculture, the soybean crop in Paraguay for 2012 has dropped to 4.0 million tons down from 8.4 million tons in 2011, a decrease of 52% year over year. This decrease is mainly attributable to the effects of a severe drought and higher than average temperatures in January and February 2012 in large parts of Argentina and central Brazil, as well as Paraguay. Soybean, particularly the early variety crop in Paraguay suffered severe impacts on its yields. Compounding this effect, low river levels limited the draft at which we could operate through the Upper Paraguay River during the third quarter. The Company has partially offset the milder prospects for agricultural products in the Hidrovia region for 2012 by skewing cargo mix to include higher proportions of iron ore which produce lower margins. As a result, longer transit times and fuel costs have impacted substantially the Company's result of operations of its river activity.

During the third quarter 2012 river levels through the Upper Paraguay River decreased earlier and even further than anticipated, which prevented us from loading as much iron ore as expected.

Despite the severe drought in 2012, the seeded area is expected to continue to grow in 2013 and beyond fostered by the strong prices of soybean and other agricultural commodities. Argentina, Brazil, Bolivia, Paraguay and Uruguay are estimated to account for approximately 55% of world soybean production in 2013, as compared to 30% in 1995. This steady long-term growth trend represents an important demand driver for Ultrapetrol's future River Business. The Company continues to add capacity and implement various margin-expansionary initiatives to profitably capitalize on the long-term growing demand of the agricultural sector along the Hidrovia which remains strong.

The Company's barge building shipyard, which we believe is one of the most modern in South America, has been in operation since the first quarter of 2010. During the third quarter of 2012 the Company delivered nine barges in connection with the contracts with third parties entered into during the second quarter of 2012:

In addition to these contracts, in the third quarter we entered into another contract to build seven tank and seven dry barges for a total of $20.3 million. These barges will be exported to Colombia and the buyers have advanced a portion of the purchase price. The yard will continue to be fully employed until the end of the first quarter 2013 addressing the construction of barges to be delivered under the shipbuilding contracts already signed and also barges for the Company's own use.

The Company has successfully continued its re-engining and re-powering programs that aim to change the engines on a substantial portion of its line pushboats from diesel to heavy fuel consuming ones. Having finalized the re-engining of two pushboats in the second quarter of 2012, six heavy fuel-consuming pushboats are now in operation (compared to only two pushboats in operation a year ago) and the next re-engined pushboat is expected to commence operation within the first quarter of 2013 bringing the total to seven where we will have installed 17 out of a total of 25 new engines purchased. We expect this program to lead to substantial savings in fuel expense and to an increase in tow size and navigation speed which will enhance our EBITDA margins in the future.

Offshore Supply

In the Offshore Supply Business, with the commencement of operation of our UP Jade in August 2012 we now operate a fleet of nine PSVs. The adjusted EBITDA generated by the Offshore Supply Business segment during the third quarter of 2012 was $6.3 million, 12% higher than the $5.6 million generated in the same period of 2011. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

Total revenues from the Offshore Supply Business for the third quarter of 2012 remained unchanged when compared with the same period of 2011. Revenues related to the operation of our UP Jasper and UP Jade were partially offset by the offhire days of our PSV fleet during the third quarter of 2012.

In Brazil, operating costs, particularly manning costs, have been increasing as a result of the revaluation of the local currency and inflationary pressure on salaries and expenses both of which affected our earnings during a significant part of 2011. During the third quarter of 2012 the Brazilian real has seen a devaluation which if sustained may ease the upward trend of our costs.

As planned, Ultrapetrol continues its PSV building program in India that will add three additional newbuilt vessels to the fleet. Delivery of the first PSV out of three currently under construction in India, UP Amber, is expected to take place by 2012 year end.

Ocean

The Ocean Business segment generated adjusted EBITDA of $3.8 million in the third quarter of 2012 as compared to adjusted EBITDA of $2.0 million in the same period of 2011. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

The 15% increase in revenues from the Ocean Business from $17.4 million in the third quarter of 2011 to $19.9 million in the same period of 2012 is mainly attributable to the effect of the tariff increases of our container feeder vessels M.V. Asturiano and M.V. Argentino as well as increases on TEUs transported year on year; the effect of the adjustment in the hire of our Product Tanker fleet to reflect increased manning costs; and the operation of our tank barge Paraná Petrol.

The Company operated a total of four vessels in its Product Tanker fleet in the third quarter of 2012 (Miranda I, Amadeo, Alejandrina, and Austral) which continue to be employed in the South American coastal trade on charters with oil majors that operate in the region.  During a portion of the third quarter we also employed our barge Paraná Petrol.

In our Ocean Business, inflationary pressures particularly in manning costs not compensated by a proportional devaluation of the local currency against the U.S. dollar have resulted in increased operating costs. The volumes in our container service particularly in the southbound leg have been sustained at high levels.

Use of Non-GAAP Measures

Ultrapetrol believes that the disclosed non-Generally Accepted Accounting Principles, or GAAP, measures such as adjusted EBITDA, adjusted net income and any other adjustments thereto, when presented in conjunction with comparable GAAP measures, are useful for investors to use in evaluating the liquidity of the company. These non-GAAP measures should not be considered a substitute for, or superior to, measures of liquidity prepared in accordance with GAAP. A reconciliation of adjusted EBITDA to segment operating profit and cash flow from operations is presented in the tables that accompany this press release.

Investment Community Conference Call

Ultrapetrol will host a conference call for investors and analysts on Thursday, November 15, 2012, at 9:00 a.m. EDT accessible via telephone and Internet with an accompanying slide presentation. Investors and analysts may participate in the live conference call by dialing 1-888-324-2905 (toll-free U.S.) or +1-517-308-9165 (outside of the U.S.); passcode: ULTR. Please register at least 10 minutes before the conference call begins. A replay of the call will be available for one week via telephone starting approximately one hour after the call ends. The replay can be accessed at 1-888-568-0627 (toll-free U.S.) or +1-402-998-1528 (outside of the U.S.); passcode: 1512. The webcast will be archived on Ultrapetrol's Web site for 30 days after the call.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soya bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net .

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

 In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ULTR – G

CONTACT: The IGB Group

Leon Berman / David Burke
212-477-8438 / 646-673-9701
lberman@igbir.com / dburke@igbir.com

 Supplemental Information: Summary consolidated financial data

The following table shows our unaudited consolidated balance sheet as of September 30, 2012 and our audited consolidated balance sheet as of December 31, 2011:

CONSOLIDATED BALANCE SHEETS AT SEPTEMBER 30, 2012 AND DECEMBER 31, 2011
(Stated in thousands of U.S. dollars, except par value and share amounts)

	At September 30, 2012 (unaudited)	At December 31, 2011
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$14,868	$34,096
Restricted cash	5,190	6,819
Accounts receivable, net of allowance for doubtful accounts of $1,557 and $841 in 2012 and 2011, respectively	44,574	30,993
Operating supplies and inventories	18,210	4,520
Prepaid expenses	6,513	3,212
Other receivables	24,678	26,392
Other current assets	101	101
Total current assets	114,134	106,133
NONCURRENT ASSETS

Other receivables	22,193	15,370
Restricted cash	1,483	1,483
Vessels and equipment, net	665,941	671,445
Dry dock	6,134	5,088
Investments in and receivables from affiliates	4,698	6,851
Intangible assets	845	976
Goodwill	5,015	5,015
Other assets	10,985	12,573
Deferred income tax assets	4,272	5,353
Total noncurrent assets	721,566	724,154
Total assets	$835,700	$830,287

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$34,677	$32,824
Customer advances	17,854	19
Payables to related parties	6,180	1,158
Accrued interest	8,010	4,769
Current portion of long-term financial debt	35,912	21,504
Other current liabilities	14,437	13,614
Total current liabilities	117,070	73,888
NONCURRENT LIABILITIES

Long-term financial debt	483,093	491,489
Deferred income tax liabilities	13,305	12,951
Other liabilities	2,285	1,788
Deferred gains	827	-
Total noncurrent liabilities	499,510	506,228
Total liabilities	616,580	580,116

EQUITY
Common stock, $0.01 par value: 250,000,000 authorized shares; 30,011,628 shares outstanding in 2012 and 2011	339	339
Additional paid-in capital	273,173	272,302
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Retained earnings (deficit)	(38,924)	(6,819)
Accumulated other comprehensive income (loss)	(2,481)	(2,037)
Total Ultrapetrol (Bahamas) Limited stockholders' equity	212,619	244,297

Non-controlling interest	6,501	5,874
Total equity	219,120	250,171
Total liabilities and equity	$835,700	$830,287

The following table sets forth certain unaudited historical statements of income data for the periods indicated below derived from our unaudited condensed consolidated statements of income expressed in thousands of dollars:

	Three Months Ended September 30,		Nine Months Ended September 30,		Percent Change
($000's)	2012	2011	2012	2011
Revenues
Attributable to River Business	$43,872	$43,707	$115,000	$113,518	1%
Attributable to Offshore Supply Business	18,990	18,967	54,160	46,634	16%
Attributable to Ocean Business	19,932	17,364	57,669	48,179	20%
Total revenues	82,794	80,038	226,829	208,331	9%

Voyage and manufacturing expenses
Attributable to River Business	(22,955)	(20,561)	(62,807)	(52,678)	19%
Attributable to Offshore Supply Business	(1,413)	(1,022)	(3,459)	(2,713)	27%
Attributable to Ocean Business	(6,259)	(5,524)	(20,866)	(15,000)	39%
Total voyage expenses	(30,627)	(27,107)	(87,132)	(70,391)	24%

Running costs
Attributable to River Business	(16,245)	(11,171)	(40,353)	(30,977)	30%
Attributable to Offshore Supply Business	(9,844)	(10,704)	(27,233)	(25,740)	6%
Attributable to Ocean Business	(9,339)	(7,846)	(26,327)	(22,527)	17%
Total running costs	(35,428)	(29,721)	(93,913)	(79,244)	19%

Amortization of dry dock & intangible assets	(1,385)	(1,008)	(3,462)	(3,109)	11%
Depreciation of vessels and equipment	(9,833)	(9,582)	(28,807)	(26,058)	11%
Administrative and commercial expenses	(8,014)	(7,117)	(23,451)	(20,987)	12%
Other operating income, net	839	605	7,587	3,517	116%

Operating profit	(1,654)	6,108	(2,349)	12,059

Financial expense and other financial expenses	(9,506)	(11,736)	(29,746)	(28,499)	4%
Financial income	(25)	63	55	308	-82%
(Loss) on derivatives, net	0	(10)	0	(15)
Investment in affiliates	(322)	(317)	(988)	(728)	36%
Other expenses, net	(84)	(130)	(475)	(465)	2%
Total other expenses	(9,937)	(12,130)	(31,154)	(29,399)	6%

(Loss) before income taxes	(11,591)	(6,022)	(33,503)	(17,340)	93%

Income tax benefit (expenses)	(1,107)	8,740	2,033	5,469	-63
Net income attributable to non-controlling interest	190	424	635	480	32%

Net (loss) attributable to Ultrapetrol (Bahamas) Ltd.	$(12,888)	$2,294	$(32,105)	$(12,351)	160%

The following table contains our unaudited statements of cash flows for the three-month periods ended September 30, 2012, and 2011:

(Stated in thousands of U.S. dollars)
	For the nine month periods ended September 30,
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	$(31,470)	$(11,871)
Adjustments to reconcile net (loss) to cash flows (used in) operating activities:
Depreciation of vessels and equipment	28,807	26,058
Amortization of dry docking	3,331	2,978
Expenditure for dry docking	(4,377)	(2,429)
Amortization of intangible assets	131	131
Gain on sale of assets	(3,557)	-
Debt issuance expense amortization	2,092	1,629
Net losses from investments in affiliates	988	728
Share - based compensation	871	880
Other	718	284
Changes in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	(14,298)	(12,876)
Other receivables, operating supplies and inventories and prepaid expenses	(9,074)	(12,979)
Other	(1,298)	(528)
Increase (decrease) in liabilities:
Accounts payable and customer advances	24,374	4,954
Other payables	5,245	(4,422)
Net cash (used in) operating activities	2,483	(7,463)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels and equipment ($4,753 in 2012 for barges sold and leased-back)	(40,720)	(82,966)
Proceeds from disposal of assets, net ($2,790 in 2012 for barges sold and leased-back)	8,352	-
Other investing activities	(175)	-
Net cash (used in) investing activities	(32,543)	(82,966)

CASH FLOWS FROM FINANCING ACTIVITIES
Scheduled repayments of long-term financial debt	(14,139)	(9,757)
Proceeds from long-term financial debt	22,000	37,400
Revolving credit facility repayments	-	(15,000)
Early repayments of long-term financial debt	(1,849)	-
Other financing activities, net	4,820	(440)
Net cash provided by financing activities	10,832	12,203
Net decrease in cash and cash equivalents	(19,228)	(78,226)
Cash and cash equivalents at the beginning of year	$34,096	$105,570
Cash and cash equivalents at the end of the period	$14,868	$27,344

  Supplemental Information

The following tables reconcile our EBITDA as defined in the Notes due 2014 and our Adjusted Consolidated EBITDA to our cash flow for the nine months ended September 30, 2012 and 2011:

$(000)	2012	2011
Total cash flows provided by (used in) operating activities	2,483	(7,463
Total cash flows (used in) investing activities	(32,543)	(82,966
Total cash flows provided by financing activities	10,832	12,203

Total cash flows provided by (used in) operating activities	$2,483	$(7,463

Plus

Adjustments from continuing operations

Increase / decrease in operating assets and liabilities	(4,949)	25,866
Expenditure for dry docking	4,377	2,429
Income taxes	(2,033)	(5,469)
Financial expenses	26,925	26,541
Gain on sale of assets	3,557	--
Net income attributable to non-controlling interest	(635)	(480)
(Loss) on derivatives, net	--	(15)
Yard EBITDA from TOUAX sale	827
Other adjustments	(4,669)	(3,521

Consolidated EBITDA as defined in the Notes due 2014	$25,883	$37,888

Adjusted Consolidated EBITDA	$25,883	$37,888

The following table reconciles our adjusted net income and adjusted EPS to net income and EPS for the nine months and three months ended September 30, 2012, and 2011:

($000's)	Nine months ended September 30, 2012	Nine months ended September 30, 2011	% Change	3Q 12	3Q 11	% Change

Revenues	$226,829	208,331	9%	$82,794	$80,038	3%

Adjusted EBITDA	$25,883	37,888	-32%	$9,072	$13,317	-32%

Net income (loss) as reported	$(32,105)	(12,351)	160%	$(12,888)	$2,294

EPS as reported	$(1.09)	(0.42)	160%	$(0.44)	$0.08

Adjustments to net income as reported
Yard EBITDA form TOUAX sale	827			827
Income tax on Exchange Variance Provision (1)	(1,308)	(3,112)	-58%	519	(5,194)

Adjusted Net income	$(32,586)	$(15,463)	111%	$(11,542)	$(2,900)	298%
Adjusted EPS (In $ per share)	$(1.10)	$(0.52)	112%	$(0.39)	$(0.10)	290%

(1)	Provision for income tax on foreign currency exchange gains on U.S. dollar denominated debt of one of our subsidiaries of our Offshore Supply Business.

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the third quarter ended September 30, 2012:

	Three Months Ended September 30, 2012
		Offshore
$(000)	River	Supply	Ocean	TOTAL

Segment operating (loss) profit	$(6,232)	$3,629	$949	$(1,654)
Depreciation and amortization	5,490	2,816	2,912	11,218
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(324)	(190)	2	(512)
Yard EBITDA from TOUAX sale	827	-	-	827
Other net	(34)	(3)	(47)	(84)
Segment Adjusted EBITDA	$(273)	$6,252	$3,816	$9,795

Items not included in Segment Adjusted EBITDA
Financial income				(25)
Other financial income				(698)

Adjusted Consolidated EBITDA				$9,072

 The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the third quarter ended September 30, 2011:

		Offshore
$(000)	River	Supply	Ocean	TOTAL

Segment operating profit (loss)	$3,069	$3,542	$(503)	$6,108
Depreciation and amortization	5,707	2,467	2,416	10,590
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(280)	(424)	(37)	(741)
Net loss on derivatives	--	(10)	--	(10)
Other net	(245)	--	115	(130)

Segment Adjusted EBITDA	$8,251	$5,575	$1,991	$15,817

Items not included in Segment Adjusted EBITDA
Financial income				63
Other financial income				(2,563)

Adjusted Consolidated EBITDA				$13,317

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the nine months ended September 30, 2012:

	Nine months ended September 30, 2012
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$(11,389)	$12,153	$(3,113)	$(2,349)
Depreciation and amortization	16,266	8,049	7,954	32,269
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(987)	(635)	(1)	(1,623)
Yard EBITDA from TOUAX sale	827	-	-	827
Other net	(141)	(8)	(326)	(475)

Segment Adjusted EBITDA	$4,576	$19,559	$4,514	$28,649

Items not included in Segment Adjusted EBITDA
Financial income				55
Other financial income				(2,821)

Adjusted Consolidated EBITDA				$25,883

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the nine months ended September 30, 2011:
	Nine months ended September 30, 2011
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$6,937	$7,504	$(2,382)	$12,059
Depreciation and amortization	15,256	6,850	7,061	29,167
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(685)	(480)	(43)	(1,208)
Loss on derivatives, net	--	(15)	--	(15)
Other net	(616)	3	148	(465)

Segment Adjusted EBITDA	$20,892	$13,862	$4,784	$39,538

Items not included in Segment Adjusted EBITDA
Financial income				308
Other financial expenses				(1,958)

Adjusted Consolidated EBITDA				$37,888